UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

(Amendment No. 1)*

MAIR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

560635104

(CUSIP Number)

Bryant R. Riley

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA

310-966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104	13D	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares	7	Sole Voting Power 1,062,229
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 1,062,229
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.2%[1]
14	Type Of Reporting Person (See Instructions) PN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 1,062,229[1]
Beneficially Owned by	8	Shared Voting Power 293,752[2]
Each Reporting	9	Sole Dispositive Power 1,062,229[1]
Person With	10	Shared Dispositive Power 293,752[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 5.2%[3]
14	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,062,229 shares of Common Stock owned of record by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization California
Number of Shares	7	Sole Voting Power 20,848
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 20,848
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,848
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%[1]
14	Type Of Reporting Person (See Instructions) EP

———————

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States Of America
Number of Shares	7	Sole Voting Power 1,083,077[1]
Beneficially Owned by	8	Shared Voting Power 293,752[2]
Each Reporting	9	Sole Dispositive Power 1,083,077[1]
Person With	10	Shared Dispositive Power 293,752[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,077
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 5.3%[3]
14	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,062,229 shares owned of record by Riley Investment Partners Master Fund, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned of record by B. Riley & Co. Retirement Trust.

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 6

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 7

Item 2.

Identity and Background

Item 2 as previously filed is amended and restated as follows:

(a)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust (employee benefit plan)

Mr. Bryant R. Riley (individual residing in California)

(b)

(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust (“BRCRT”).  Mr. Riley, RIM and RIP are located at the address specified in (b)(i) above.  BRCRT is located at the address specified in (b)(ii) above.

(d)

N/A

(e)

N/A

(f)

United States

Item 4.

Purpose of the Transaction

Item 4 as previously filed is amended to add the following information:

On January 6, 2007, RIM issued a press release stating its opposition to Northwest Airline’s current proposal with respect to Mesaba Airlines, a wholly-owned subsidiary of the Issuer.    The press release states, among other things, that RIM continues to believe that Northwest Airlines’ proposed offer to acquire Mesaba Airlines in exchange for the allowance of Mesaba $145 million claim against Northwest is grossly inadequate considering it values the total value of the Mesaba estate to be in excess of $300 million (Mesaba’s original claim amount plus +$100 million value of Mesaba’s SAAB business).  The foregoing description of the press release is qualified in its entirety by reference to the press release attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is hereby amended to add the following:

(c)

Effective as of January 1, 2007, Riley Investment Partners, L.P. (formerly known as SACC Partners LP) has converted into a master-feeder structure.  In connection with that conversion, substantially all of the assets of Riley Investment Partners, L.P. (including shares of Common Stock) were contributed to RIP in exchange for limited partnership interests in RIP.

Item 7.

Material to be filed as Exhibits

Exhibit  A

Press Release, dated January 6, 2007

CUSIP No. 560635104	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2007

Riley Investment Partners Master Fund, L.P
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 560635104	13D	Page 9

EXHIBIT A

NEWS RELEASE

For More Information:

Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA 90025

310-966-1445

FOR IMMEDIATE RELEASE:

__________________________

RILEY INVESTMENT MANAGEMENT LLC OPPOSES CURRENT NORTHWEST PROPOSAL FOR MESABA AIRLINES, A SUBSIDIARY OF MAIR HOLDINGS, INC.

Los Angeles, Calif. – January 6, 2007 –Riley Investment Management LLC released the following statement opposing Northwest Airlines’ proposal for Mesaba Airlines, a subsidiary of MAIR Holdings, Inc (Nasdaq: MAIR):

As a large shareholder of MAIR Holdings, Inc., the owner of Mesaba Airlines, Riley Investment Management LLC continues to believe that Northwest Airlines’ proposed offer to acquire Mesaba Airlines in exchange for the allowance of Mesaba $145 million claim against Northwest is grossly inadequate considering we value the total value of the Mesaba estate to be in excess of $300 million (Mesaba’s original claim amount plus +$100 million value of Mesaba’s SAAB business). We will pursue all avenues to ensure that such a transaction is not consummated. Our contemplated actions may include any or all of the following: filing objections to the creditors’ current motion requesting the termination of exclusivity period for filing a plan of reorganization, pursuing litigation against various parties to the transaction, offering our own competing plan of reorganization if exclusivity is terminated, or entering into discussion with MAIR Holdings or other regional carriers. Additionally, we have been in discussions with numerous other large shareholders who share our concerns and support our actions. Additionally, we would like to note that contrary to what has been stated in the press, Mesaba Airlines has not agreed to any terms of the Northwest agreement. We believe this would require board approval at Mesaba as well as board approval at MAIR, neither of which has occurred.

We believe that Northwest Airlines has destroyed value for MAIR shareholders, Mesaba and Mesaba’s employees, enabling Northwest to buy Mesaba below fair market value and avoid fairly paying Mesaba’s valid claims in the Northwest bankruptcy. MAIR and Mesaba management have been unfairly criticized by its unions and the press for actions we believe were forced by Northwest. Northwest’s bankruptcy filing and request for new RFPs for additional flying forced Mesaba to subject its employees to new labor contracts so that Mesaba could make attractive proposals to Northwest to continue to fly aircraft. Northwest is now attempting to purchase Mesaba and use this low cost structure as a vehicle to continue and buildup Northwest’s regional business with all future value only going to Northwest Airlines. Below is a timeline of events related to the Mesaba bankruptcy and Northwest Airlines.

•

Prior to Mesaba bankruptcy filing: Mesaba operates a fleet of 63 SAAB-340 and 35 Avro-Regional Jet aircraft for NWA. Trailing twelve month revenue at Mesaba through 9/30/2005 was $416MM.

•

August 29, 2005: Northwest signs a new ASA with Mesaba in which MAIR is required to invest $31.7 million into Mesaba. Under the terms, Mesaba would operate 35 AVRO and up to 15 CRJ-200/440 aircraft along with all of the existing 63 SAAB aircraft under a 10-year contract.

•

September 9, 2005: Bryan Ebensteiner, NWA Director of Airlink Planning, sends an email to MAIR inquiring whether MAIR had made the required $31.7 payment to Mesaba; Mesaba advises NWA that it had made the payment.

•

September 12, 2005: After it is ensured that liquidity had been provided to Mesaba from MAIR,

CUSIP No. 560635104	13D	Page 10

Northwest fails to make its regular semi-monthly payment to Mesaba of $18.5 million for the second half of August.

•

September 14, 2005:. Northwest files for bankruptcy. We find it hard to imagine that Northwest management did not know that it was contemplating filing for bankruptcy two weeks prior when it signed a new ASA with Mesaba. Shares of MAIR drop from $9.50/share to $4.50/share costing MAIR shareholders $100 million in value. A few days after Northwest files for bankruptcy, Doug Steenland, CEO of Northwest, resigned from the board of directors of MAIR.

•

September 26, 2005: Northwest failed to make the full semi-annual payment to Mesaba for the first half of September, reducing the payment to $1.9 million. Total missed payments are approximately $36.4 million.

•

August 16, 2006: Mesaba files a $250 million claim against Northwest Airlines which does not include the value of its current SAAB business which we value at an additional +$100 million (our analysis is set forth below).

•

November 27, 2006: After Northwest’s bankruptcy filing, Mesaba was forced to seek labor concession with its unions in order to continue operations and ensure continued and future business with Northwest. Labor currently has a $22.7 million claim against Mesaba for contract concession.

•

December 20, 2006: Northwest offers Mesaba a $145 million claim in total to purchase the entire company. In all we value the offer at 63% of the value of Mesaba prior to filing for bankruptcy, which ignores incremental value which would have accrued to Mesaba since under the new ASA, where it had rights to operate the next 35 CRJ aircraft in Northwest’s regional fleet.

•

December 22, 2006: Northwest settles with Pinnacle Airlines for a $377.5 million claim and awards Pinnacle a new ASA that allows it to continue flying for Northwest as a standalone public entity. Terms of the new ASA allow Pinnacle to continue to operate all of its existing 124 CRJ-200/440 aircraft plus up to an additional 17 CRJ-200/440 aircraft for 10 years. 15 of these CRJ’s were originally promised to Mesaba when they signed their ASA. In all we estimate the value Pinnacle’s award to be worth $530 million, which is approximately 135% of the estimated value of its prior contract (our analysis is set forth below).

In light of the items mentioned above, we believe that not only is Northwest Airlines not offering fair value for Mesaba, it also pursued a strategy of destroying value in order to purchase Mesaba’s at a huge discount to its fair value. At best, Northwest and its executives ignored clear conflict of interest issues (Northwest owns 28% of MAIR and a director of Northwest also sat on MAIR’s board) and at worst, fraud occurred. Under the proposed transaction, Northwest stands to reap the entire economic benefit of Mesaba’s labor concessions with cheaper flying costs for Northwest going forward, but only after Mesaba and therefore MAIR shareholders pay for the $22.7 million claim owed to Mesaba’s labor unions. To be clear, we are not opposed to Northwest acquiring Mesaba, as we believe all parties including employees, creditors, customers and shareholders can be made whole under appropriate terms. But we are strongly opposed to the offer of $145 million. In light of this, we will continue to pursue any and all strategies that will maximize value for shareholders of MAIR.

CUSIP No. 560635104	13D	Page 11

Valuation of Mesaba

	Base Case	Current Proposal
	$MM
Est. 12/31/06 Net Cash at Mesaba	10.5

Claims against NWA by Mesaba
Pre-petition missed payments by NWA	36.4
Mesaba bankruptcy expenses	24.3
+ 1.5MM/mo (8/16/06 - 12/31/06)	6.8
Costs incurred in anticipation of CRJ deliveries	10.3
NWA breach (less than 90 days notice for 9 AVRO's removed)	5.3
SAAB Lease obligation owed to PNCL (11 SAABs)	15.6
SAAB engine lease obligations (GS & BofA)	17.4
Hangar Lease obligation	13.6
Total "Valid" Administrative Claims against NWA	129.8	145.0

Est. Value of 49 SAAB Contract (original ASA terms)	107.6
Est. Value of 15 CRJ-200 Contract (original ASA terms)	52.5

Total Mesaba Value + Claims	300.4	145.0

Future Value Lost If CRJ-705's were Awarded to Mesaba
Potential Value of CRJ-705 Contract (new ASA terms)	88.5
Total Value + Potential 36 CRJ-705 Contract	388.9	145.0

Northwest Offer to MAIR versus Pinnacle

PNCL	Original Deal		MAIR	Original Deal		Comparable Deal
	based on 1st 9 mo' 06	New ASA		Prior to NWA Bk	Proposed Deal	Buyout
Claim Award		377.5	Claim Award		145.0	309.6
Discount (17 add'l CRJ-200s)		(42.5)
Fleet (CRJ-200s)	124	141	Fleet (63SAABs+35CRJ-200s)	98
Annual Revenue	819.5	595.1	Annual Revenue	432.0
Target Margin	10%	8%	Target Margin	10%
Oper Income Target	82.0	47.6	Oper Income Target	43.2
Business Value @ 5.3 Times	434.3	252.3	Business Value @ 5.3 Times	229.0
Net Value	434.3	587.3	Net Value	229.0	145.0	309.6
% of Original Value		135%	% of Original Value		63%	135%